UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            BASSET ENTERPRISES, INC.
                            ------------------------
                 (Name of Small Business Issuer in its charter)


              Nevada                                           13-4067630
              ------                                           ----------
    State or other jurisdiction                             (I.R.S. Employer
 of incorporation or organization)                       Identification Number)


                   P.O. Box 110310, Naples, Florida 34108-0106
                   -------------------------------------------
                     (Address of Principal Office) Zip Code


                    Issuer's telephone number: (239) 598-2300
                                               --------------


           Securities to be registered under Section 12(b) of the Act:

                  Title of each class to be so registered - N/A
       Name of each exchange on which each class is to be registered - N/A


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

BACKGROUND

The Company was incorporated under the laws of the State of Nevada on June 4, 1999. To date, the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The Company has no full-time employees and owns no real estate.

The Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934. The Company is a development stage company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or understanding with any person concerning an acquisition.

Prior to the effective date of this registration statement, it is anticipated that the Company's officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a development stage company. No direct discussions regarding the possibility of a merger with the Company are expected to occur until after the effective date of this registration statement. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities").

The Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties;
(iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or
(v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity. In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological innovations, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of the business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration.

Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders'advice and consent or because state law so requires.

The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts. Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

         (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

         (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

         (3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ;

         (4) Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

         (5)      The extent to which the business opportunity can be advanced;

         (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         (7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

         (8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

         (9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing on the SmallCap Market include, among other requirements, that the Company (i) have stockholders' equity of at least $5,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process.

Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

At the present time, the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or understanding with any person concerning an acquisition.

FORM OF ACQUISITION

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

The Securities and Exchange Commission ("SEC") maintains the view that securities issued by a blank check company such as Basset cannot be resold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 but must be registered under the Securities Act of 1933. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction.

Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

COMPETITION

The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities may have significantly greater experience, resources and managerial capabilities than the Company and in that event, will be in a better position than the Company to obtain access to attractive business opportunities.

ADMINISTRATIVE OFFICES

The Company currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. The Company's telephone number is (239) 598-2300. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

EMPLOYEES

The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders' equity other than the receipt of proceeds in the amount of $4,725 from its inside capitalization funds. The Company has an accumulated deficit of $13,600 at March 31, 2005. The Company's balance sheet for the period of June 4, 1999 (inception) through March 31, 2005, reflects a current and total asset value of $0, and current liabilities of $8,875.

Plan of Operations

During its current fiscal year ending December 31, 2005, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

The Company believes that it will require additional capital in the amount of approximately $10,000 in order to pay the costs associated with completion and filing of this registration statement on Form 10-SB and the costs associated with compliance with its continuing reporting obligations under the Securities Exchange Act of 1934, as amended, for the fiscal year ending December 31, 2005. This additional capital will be required whether or not the Company is able to complete a business combination transaction during the fiscal year ending December 31, 2005. Furthermore, once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No specific commitments to provide additional funds have been made by management or other stockholders, and the Company has no current plans, proposals, arrangements or understandings to raise additional capital through the sale or issuance of additional securities prior to the location of a merger or acquisition candidate. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

Regardless of whether the Company's cash assets prove to be adequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to the Company's policy in regard to payment for consulting services, see "Certain Relationships and Transactions."

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is (239) 598-2300.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of the date of this registration statement on Form 10-SB, the Company has a total of 1,965,200 shares of common stock issued and outstanding. As of the date of this Registration Statement, none of the officers and directors of the Company are shareholders of the Company.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by persons who hold 5% or more of the outstanding Common Stock of the Company.

                                       Number of Shares      Percent of Class
Name and Address                      Owned Beneficially          Owned
----------------                      ------------------     ----------------
Mid-Continental Securities Corp.(1)         969,100                49.31%
P.O. Box 110310
Naples, Florida 34108-0106

Gary Yankelowitz                            905,500                46.08%
645 5th Avenue, Suite 403
New York, NY 10022
_________
(1) Frank Pioppi (90%) and Vital Patel (10%) are the owners of Mid-Continental Securities Corp. Except for their respective ownership interest in Mid-Continental, neither have any affiliation with the Company.

The SEC maintains the view that securities issued by a blank check company such as Basset cannot be resold under the exemption from registration provided by Rule 144 promulgated under the Securities Act of 1933 but must be registered under the Securities Act of 1933.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving the Company are as follows:

     Name                  Age              Positions held and tenure
     ----                  ---              -------------------------
Cosmo Palmieri             46               President and acting Treasurer
Jose Acevedo               45               Secretary

The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

Cosmo Palmieri, President/ acting Treasurer, Mr. Palmieri graduated from the University of Texas in 1993 with a degree in economics. He received the Longhorn Leadership Award two consecutive years, was a member of the Texas Wranglers Service Organization and was a volunteer speaker for Austin Community Middle Schools. He also earned his license as a Texas Real Estate Agent. Since 1993, Mr. Palmieri has been the President and Chief Executive Officer of his own real estate development company. Since 1993, he has also been involved in home remodeling and new home construction until Service Group, Inc. convinced him to make a career change and join them. He is currently an executive officer of Service Group, Inc. of Austin, Texas, an insurance and real estate development company.

Jose Acevedo, Secretary, Mr. Acevedo has worked for Manufacturers Hanover Trust Co. from 1977 through 1999. During that period, Manufacturers Hanover Trust merged with Chemical Bank, and subsequently Chase Manhattan Bank, to become the nation's largest bank. At Chase Manhattan, Mr. Acevedo held a management position where he managed portfolios valued at 34 million dollars. Mr. Acevedo is currently self-employed as a corporations consultant.

Other Activities

Two of the Company's officers and directors are also officers and/or directors of other blind pool or blank check companies. The Company and each of these other entities will be in competition with each other for prospective companies to acquire. See "Conflicts of Interest" below.

Cosmo Palmieri

Until March 31, 2003 Cosmo Palmieri was secretary of Medianet Group Technology, Inc. (formerly known as Clamshell Enterprises, Inc.) the common stock of which is traded on the Over-the-Counter Bulletin Board under the symbol MEDG. Mr. Palmieri is also secretary of Mid-Am Systems, Inc. and Digital Network Alliance International, Inc. (formerly, Sheffield Products, Inc.) He is President and Treasurer of Our Glass, Inc. He is Secretary and Treasurer of Oriole, Inc.

Name of Company          Date of Registration     Business Combinations    Current Operating
                         (File Number); Status                             Status
-----------------------  -----------------------  -----------------------  -----------------------
Medianet Group           Medianet filed a Form    On March 31, 2003,       According to the annual
Technology, Inc.         10SB 12G with the SEC    Medianet (then known as  report of Medianet
formerly known as        on May 5, 2002           Clamshell Enterprises,   filed on Form 10-KSB
Clamshell Enterprises,   (000-49801) which        Inc.) acquired all of    with the SEC on March
Inc.                     became effective in      the issued and           31, 2005, Medianet is
                         September 2002.          outstanding common       an operating company in
                         Medianet filed a         stock of Shutterport,    the field of software
                         quarterly report on      Inc., a Florida          development.
                         Form 10-QSB with the     corporation. As a
                         SEC on May 16, 2005.     result of this
                                                  transaction,
                                                  Shutterport became a
                                                  wholly-owned subsidiary
                                                  of Medianet.

Name of Company          Date of Registration     Business Combinations    Current Operating
                         (File Number); Status                             Status
-----------------------  -----------------------  -----------------------  -----------------------
Digital Network          On July 21, 2004,        There was a change in    Digital Network
Alliance International,  Digital Network filed    control of Sheffield     primarily engaged in
Inc. (formerly known as  Form 10-SB 12G with the  Products as a result of  the business of
Sheffield Products,      SEC on September 12,     closing under a Stock    providing satellite
Inc.)                    2002 (000-50002) which   Purchase Agreement       internet connections to
                         became effective in      dated July 21, 2004.     customers in the Asia
                         November 2002.           Strong Win Limited, a    Pacific region,
                         Sheffield Products       British Virgin Islands   including Hong Kong,
                         filed its most recent    corporation acquired a   Singapore, Indonesia,
                         quarterly report on      total of 6,076,116       Bangladesh, Pakistan
                         Form 10-QSB with the     shares, or               and Mongolia.
                         SEC on May 13, 2005.     approximately 90% of
                                                  the Company's issued
                                                  and outstanding common
                                                  stock. On August 13,
                                                  2004, Sheffield
                                                  Products completed a
                                                  share exchange
                                                  transaction with
                                                  Digital Network
                                                  Alliance Holdings (BVI)
                                                  Inc., a British Virgin
                                                  Islands corporation and
                                                  the individual
                                                  shareholders of
                                                  Digital, pursuant to
                                                  which Sheffield
                                                  Products acquired
                                                  10,000 shares of
                                                  Digital, representing
                                                  100% of its issued and
                                                  outstanding common
                                                  stock, in exchange for
                                                  the issuance of
                                                  13,248,760 shares of
                                                  Sheffield Products's
                                                  common stock. As a
                                                  result of completion of
                                                  the share exchange
                                                  transaction Digital
                                                  became the wholly-owned
                                                  subsidiary of Sheffield
                                                  Products.
-----------------------  -----------------------  -----------------------  -----------------------

Oriole, Inc.             Oriole filed Form 10-SB  None to Date             Oriole's activities to
                         12G with the SEC on                               date have been
                         January 31, 2005                                  primarily directed
                         (000-51137) which                                 towards the raising of
                         became effective in                               capital and seeking
                         April 2005. Oriole                                business opportunities.
                         filed Form 10-QSB with
                         the SEC on May 19, 2005

Name of Company          Date of Registration     Business Combinations    Current Operating
                         (File Number); Status                             Status
-----------------------  -----------------------  -----------------------  -----------------------
Mid-Am Systems Inc       Mid-Am filed Form 10-SB  According to a Current   According to a Current
                         12G with the SEC on      Report on Form 8-K       Report on Form 8-K
                         September 12, 2002       filed by Mid-Am with     filed by Mid-Am with
                         (000-50001) which        the SEC on February 25,  the SEC on February 25,
                         became effective in      2005, Mid-Am entered     2005, the wholly-owned
                         November 2002. Mid-Am    into an Agreement for    subsidiary of Mid-Am,
                         Systems filed its most   Share Exchange on        Connelly Investments
                         recent quarterly report  December 31, 2004 with   Limited, is primarily
                         on Form 10-QSB with the  Connelly Investments     engaged in the business
                         SEC on November 23,      Limited, a British       of research and
                         2004                     Virgin Islands           development, production
                                                  corporation              and sale of digital
                                                  ("Connelly") and the     anti-counterfeit
                                                  shareholders of          systems under the brand
                                                  Connelly, pursuant to    name "Mellow." Connelly
                                                  which Mid-Am agreed to   conducts all of its
                                                  issue a total of         operations through its
                                                  8,870,040 shares of its  wholly owned
                                                  common stock in          subsidiary, Mellow
                                                  exchange for 1,000       Anti-Counterfeit Net
                                                  shares of Connelly,      System (Shenzhen)
                                                  representing 100% of     Company Limited, which
                                                  the issued and           is incorporated in the
                                                  outstanding common       PRC.
                                                  stock of Connelly.
-----------------------  -----------------------  -----------------------  -----------------------

Our Glass, Inc.          Our Glass filed Form     None to Date             Our Glass's activities
                         10SB 12G with the SEC                             to date have been
                         on September 14, 2004                             primarily directed
                         (000-50937) which                                 towards the raising of
                         became effective in                               capital and seeking
                         November 2004.                                    business opportunities.
                         Our Glass filed Form
                         10-QSB with the
                         SEC on May 19, 2005

Jose Acevedo was the Secretary and director of Mid-Am Systems, Inc. until December 31, 2004. Until November 2001, he was Secretary and a director of Sea Sun Capital Corp. (formerly Alpha Holding, Inc.) He is Secretary and Treasurer of Lotus Capital Corp. He is Secretary and a director of Our Glass, Inc.

Name of Company          Date of Registration     Business Combinations    Current Operating
                         (File Number); Status                             Status
-----------------------  -----------------------  -----------------------  -----------------------
Sea Sun Capital Corp.    Sea Sun filed a Form     On May 12, 2004 Madison  Sea Sun activities to
(formerly, Alpha         10SB with the SEC on     Holdings, Inc. sold      date have been
Holding, Inc.)           February 7, 2001         1,260,000 restricted     primarily directed
                         (000-32307) which        shares of common stock   towards the raising of
                         became effective in      constituting             capital and seeking
                         July 2001. Sea Sun       approximately 33% of     business opportunities.
                         filed its most recent    Sea Sun's issued and
                         quarterly report on      outstanding common
                         Form 10-KSB with the     stock. The aggregate
                         SEC on May 18,           purchase price for the
                         2005.                    shares was $50,000. On
                                                  May 12, 2004 Sea Sun
                                                  issued 3,020,000
                                                  restricted common
                                                  shares for Sea Horse
                                                  International Ventures,
                                                  Inc. and 1,510,000
                                                  restricted common
                                                  shares to Graham
                                                  Millington. As a result
                                                  of the sale and stock
                                                  issuance, Sea Horse
                                                  owns a total of
                                                  3,860,000 of
                                                  Registrant's common
                                                  stock constituting
                                                  approximately 46% of
                                                  Sea Sun's issued and
                                                  outstanding shares and
                                                  Graham Millington owns
                                                  1,930,000 shares of Sea
                                                  Sun's issued and
                                                  outstanding shares
                                                  constituting
                                                  approximately 23% of
                                                  the Company's issued
                                                  and outstanding shares.
-----------------------  -----------------------  -----------------------  -----------------------

Lotus Capital Corp.      Lotus filed 10SB 12G     None to Date             Lotus's activities to
                         with the SEC on                                   date have been
                         September 14, 2004                                primarily directed
                         (000-51105) which                                 towards the raising of
                         became effective in                               capital and seeking
                         November 2004. Lotus                              business opportunities.
                         filed a Form 10-QSB
                         with the SEC on May 19,
                         2005.

Name of Company          Date of Registration     Business Combinations    Current Operating
                         (File Number); Status                             Status
-----------------------  -----------------------  -----------------------  -----------------------
Mid-Am Systems Inc       Mid-Am filed Form 10-SB  According to a Current   According to a Current
                         12G with the SEC on      Report on Form 8-K       Report on Form 8-K
                         September 12, 2002       filed by Mid-Am with     filed by Mid-Am with
                         (000-50001) which        the SEC on February 25,  the SEC on February 25,
                         became effective in      2005, Mid-Am entered     2005, the wholly-owned
                         November 2002. Mid-Am    into an Agreement for    subsidiary of Mid-Am,
                         Systems filed its most   Share Exchange on        Connelly Investments
                         recent quarterly report  December 31, 2004 with   Limited, is primarily
                         on Form 10-QSB with the  Connelly Investments     engaged in the business
                         SEC on November 23,      Limited, a British       of research and
                         2004                     Virgin Islands           development, production
                                                  corporation              and sale of digital
                                                  ("Connelly") and the     anti-counterfeit
                                                  shareholders of          systems under the brand
                                                  Connelly, pursuant to    name "Mellow." Connelly
                                                  which Mid-Am agreed to   conducts all of its
                                                  issue a total of         operations through its
                                                  8,870,040 shares of its  wholly owned
                                                  common stock in          subsidiary, Mellow
                                                  exchange for 1,000       Anti-Counterfeit Net
                                                  shares of Connelly,      System (Shenzhen)
                                                  representing 100% of     Company Limited, which
                                                  the issued and           is incorporated in the
                                                  outstanding common       PRC.
                                                  stock of Connelly.
-----------------------  -----------------------  -----------------------  -----------------------

Our Glass, Inc.          Our Glass filed Form     None to Date             Our Glass's activities
                         10SB 12G with the SEC                             to date have been
                         on September 14, 2004                             primarily directed
                         (000-50937) which                                 towards the raising of
                         became effective in                               capital and seeking
                         November 2004.                                    business opportunities.
                         Our Glass filed Form
                         10-QSB with the
                         SEC on May 19, 2005

Conflicts of Interest

None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

In particular, as described immediately above, the Company's officers and directors formed other blind pool or blank check companies at about the same time as formation of the Company, which have a structure and a business plan which is very similar to that of the Company. It is also likely that the Company's officers and directors will form additional blind pool or blank check companies in the future with a business plan similar or identical to that of the Company, and these would be in direct competition with the Company for available business opportunities and would create the potential for conflicts of interest.

The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

ITEM 6.  EXECUTIVE COMPENSATION.

No officer or director has received any remuneration or compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

The Company may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by the Company. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

No officer, director, promoter, or affiliate of the Company has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise. The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

The Company does not maintain an office, but it does maintain a mailing address at P.O. Box 110310, Naples, Florida 34108-0106, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that the Company will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock (.001 per share). Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. In the election of Directors, a plurality of the votes cast shall elect. In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights.All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

The Company is authorized to issue 5,000,000 shares of Preferred Stock ($.01 per share), the designation of which may be determined by the Board of Directors of the Company.

Transfer Agent

The Company's transfer agent is Manhattan Transfer Registrar Co., 57 Eastwood Rd, Miller Place, NY 11764 (631) 928-6171.

Reports to Stockholders

The Company plans to furnish its stockholders with an annual report for the fiscal year ending December 31, 2005 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders.

Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public trading market exists for the Company's securities. As of the date of this registration statement, there are approximately 28 holders of record of the Company's common stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The Company has not issued any unregistered securities during the past three years.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Articles of Incorporation and Bylaws do not include provisions requiring the Company to provide indemnification for officers, directors, and other persons. However, under the relevant provisions of the Nevada Revised Statutes, the Company has the power to indemnify any person who is or was a party to any proceeding by reason of the fact that he or she is or was serving as an officer, director, employee or agent of the Company. The Company may not provide such indemnification unless the person seeking it acted in good faith, and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

                            BASSET ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                  INDEX TO MARCH 31, 2005 FINANCIAL STATEMENTS

Balance Sheet ................................................................18

Statements of Operations
(three months ended March 31, 2005 and 2004) .................................19

Statement of Stockholders' Equity (Deficit)(Unaudited)
(from June 4, 1999, date of inception, to March 31, 2005 .....................20

Statements of Cash Flows
(three months ended March 31, 2005 and 2004) .................................21

Notes to Financial Statements .............................................22-23



            INDEX TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND
                  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Report of Independent Registered Public Accounting Firm ......................24

Balance Sheet ................................................................25

Statements of Operations .....................................................26

Statement of Stockholders' Equity (Deficit) ..................................27

Statements of Cash Flows .....................................................28

Notes to Financial Statements .............................................29-30

                            BASSET ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                            BALANCE SHEET (UNAUDITED)

                                                                       March 31,
                                                                       --------
                                                                         2005
                                                                       --------
                                     ASSETS

Current assets
  Cash .............................................................   $      -
                                                                       --------
Total current assets ...............................................          -
                                                                       --------

Total assets .......................................................   $      -
                                                                       ========


                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Accrued liabilities ..............................................   $      -
  Payable to stockholder ...........................................      8,875
                                                                       --------
Total current liabilities ..........................................      8,875

Stockholders' deficit
  Preferred stock: par value $.01; 5,000,000 shares authorized;
    no shares issued and outstanding ...............................          -
  Common stock: par value $.001; 50,000,000 shares authorized;
    1,965,200 shares issued and outstanding ........................      1,965
  Additional paid in capital .......................................      2,760
  Deficit accumulated during the development stage .................    (13,600)
                                                                       --------
Total stockholders' deficit ........................................     (8,875)
                                                                       --------

Total liabilities and stockholders' deficit ........................   $      -
                                                                       ========

            See accompanying notes to unaudited financial statements

                                     BASSET ENTERPRISES, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)

                               STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                                     Period from
                                                                                    June 4, 1999
                                                        Three months ended         (inception) to
                                                             March 31,                March 31,
                                                   ----------------------------    ---------------
                                                       2005             2004            2005
                                                   -----------      -----------    ---------------
Revenues
  Sales revenues ............................      $         -      $         -      $         -
  Cost of sales .............................                -                -                -
                                                   -----------      -----------      -----------
    Gross profit ............................                -                -                -

Operating expenses
  General and administrative expenses .......            2,375                -           13,665
                                                   -----------      -----------      -----------
    Total operating expenses ................            2,375                -           13,665
                                                   -----------      -----------      -----------

Loss from operations ........................           (2,375)               -          (13,665)

Other income
  Interest income ...........................                -                -               65
                                                   -----------      -----------      -----------
    Total other income ......................                -                -               65
                                                   -----------      -----------      -----------

Net loss before income taxes ................           (2,375)               -          (13,600)

Provision for income taxes ..................                -                -                -
                                                   -----------      -----------      -----------
Net loss ....................................      $    (2,375)     $         -      $   (13,600)
                                                   ===========      ===========      ===========

Basic and diluted net loss per share ........      $     (0.00)     $         -
                                                   ===========      ===========

Weighted average number of shares outstanding        1,965,200        1,965,200
                                                   ===========      ===========

                     See accompanying notes to unaudited financial statements

                                                 19

                                     BASSET ENTERPRISES, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)

                     STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
                      FROM JUNE 4, 1999 (DATE OF INCEPTION) TO MARCH 31, 2005

                                            Common Stock                   Development
                                           $.001 Par Value     Additional     Stage
                                        --------------------    Paid In    Accumulated
                                          Shares      Amount    Capital      Deficit       Total
                                        ---------     ------     ------     --------      -------
Balance at June 4, 1999
 (date of inception) ..............             -     $    -     $    -     $      -      $     -
  Common stock issued for cash ....       689,700        690      2,760            -        3,450
  Net loss for the year ...........             -          -          -       (2,394)      (2,394)
                                        ---------     ------     ------     --------      -------
Balance December 31, 1999 .........       689,700        690      2,760       (2,394)       1,056

  Common stock issued for cash ....     1,211,000      1,211          -            -        1,211
  Net loss for the year ...........             -          -          -       (2,160)      (2,160)
                                        ---------     ------     ------     --------      -------
Balance December 31, 2000 .........     1,900,700      1,901      2,760       (4,554)         107

  Common stock issued for cash ....        64,500         64          -            -           64
  Net loss for the period .........             -          -          -         (171)        (171)
                                        ---------     ------     ------     --------      -------
Balance December 31, 2001 .........     1,965,200      1,965      2,760       (4,725)           -

  Net loss for the year ...........             -          -          -            -            -
                                        ---------     ------     ------     --------      -------
Balance December 31, 2002 .........     1,965,200      1,965      2,760       (4,725)           -

  Net loss for the year ...........             -          -          -            -            -
                                        ---------     ------     ------     --------      -------
Balance December 31, 2003 .........     1,965,200      1,965      2,760       (4,725)           -

  Net loss for the year ...........             -          -          -       (6,500)      (6,500)
                                        ---------     ------     ------     --------      -------
Balance December 31, 2004 .........     1,965,200      1,965      2,760      (11,225)      (6,500)

  Net loss for the period .........             -          -          -       (2,375)      (2,375)
                                        ---------     ------     ------     --------      -------
Balance March 31, 2005 ............     1,965,200     $1,965     $2,760     $(13,600)     $(8,875)
                                        =========     ======     ======     ========      =======

                     See accompanying notes to unaudited financial statements

                                                 20

                                     BASSET ENTERPRISES, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)

                               STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                                     Period from
                                                                                    June 4, 1999
                                                        Three months ended         (inception) to
                                                             March 31,                March 31,
                                                   ----------------------------    ---------------
                                                       2005             2004            2005
                                                   -----------      -----------    ---------------
Cash flows from operating activities:
  Net loss ........................................  $(2,375)         $     -         $(13,600)
  Adjustments to reconcile net loss to
   net cash used in operations:
    Changes in operating liabilities and assets:
      Accrued liabilities .........................        -                -                -
                                                     -------          -------         --------
  Net cash used in operations .....................   (2,375)               -          (13,600)

Cash flows from financing activities:
  Increase in payable to stockholder ..............    2,375                -            8,875
  Issuance of common stock ........................        -                -            4,725
                                                     -------          -------         --------
    Net cash provided by financing activities .....    2,375                -           13,600
                                                     -------          -------         --------
  Increase in cash and cash equivalents ...........        -                -                -

  Cash and cash equivalents, beginning of period ..        -                -                -
                                                     -------          -------         --------
  Cash and cash equivalents, end of period ........  $     -          $     -         $      -
                                                     =======          =======         ========


Supplemental disclosures of cash flow information:
  Cash paid for interest ..........................  $     -          $     -
                                                     =======          =======
  Cash paid for income taxes ......................  $     -          $     -
                                                     =======          =======

                     See accompanying notes to unaudited financial statements

                                                 21

                            BASSET ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         QUARTERLY FINANCIAL STATEMENTS

         The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB but do not include all of the information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company's 2004 financial statements in Form 10-SB. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operating results are not necessarily indicative of the results for a full year.

         DESCRIPTION OF BUSINESS

         Basset Enterprises, Inc. (a development stage enterprise) (the Company) was formed on June 4, 1999 in the State of Nevada. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

         ESTIMATES AND ASSUMPTIONS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         LOSS PER SHARE

         Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

                            BASSET ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                     NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         INCOME TAXES

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

         There is no provision for income taxes due to continuing losses. At March 31, 2005, the Company has net operating loss carryforwards for tax purposes of approximately $13,000, which expire through 2025. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

2. PAYABLE TO STOCKHOLDER

         The Company's majority stockholder has paid expenses on behalf of the Company. Those expenses consisted solely of professional fees incident to maintaining corporate existence. At March 31, 2005, the Company owed $8,875 to the stockholder. The amount bears no interest and is payable on demand.

CHILD, SULLIVAN & COMPANY
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
1284 W. FLINT MEADOW DR., SUITE D, KAYSVILLE, U T 84037
                                       PHONE: (801) 927-1337 FAX: (801) 927-1344
________________________________________________________________________________


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Stockholders
Basset Enterprises, Inc.
Naples, Florida

We have audited the accompanying balance sheet of Basset Enterprises, Inc. (a Nevada development stage enterprise) as of December 31, 2004, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2004 and 2003, and for the period from June 4, 1999 (date of inception) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basset Enterprises, Inc. (a development stage enterprise) as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003, and for the period from June 4, 1999 (date of inception) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


Child, Sullivan & Company
Kaysville, Utah
March 24, 2005

                            BASSET ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                  BALANCE SHEET

                                                                    December 31,
                                                                    ------------
                                                                        2004
                                                                    ------------

                                     ASSETS
Current assets
  Cash .............................................................  $      -
  Stockholder receivable ...........................................         -
                                                                      --------
Total current assets ...............................................         -
                                                                      --------

Total assets .......................................................  $      -
                                                                      ========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Accrued liabilities ..............................................  $      -
  Payable to stockholder ...........................................     6,500
                                                                      --------
Total current liabilities ..........................................     6,500

Stockholders' deficit
  Preferred stock: par value $.01; 5,000,000 shares authorized;
    no shares issued and outstanding ...............................         -
  Common stock: par value $.001; 50,000,000 shares authorized;
    1,965,200 shares issued and outstanding ........................     1,965
  Additional paid in capital .......................................     2,760
  Deficit accumulated during the development stage .................   (11,225)
                                                                      --------
Total stockholders' deficit ........................................    (6,500)
                                                                      --------

Total liabilities and stockholders' deficit ........................  $      -
                                                                      ========

                        See notes to financial statements

                                     BASSET ENTERPRISES, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)

                                     STATEMENTS OF OPERATIONS
                                                                                     Period from
                                                                                    June 4, 1999
                                                                                   (inception) to
                                                      Year ended December 31,        December 31,
                                                   ----------------------------    ---------------
                                                       2004             2003            2004
                                                   -----------      -----------    ---------------
Revenues
  Sales revenues ............................      $         -      $         -      $         -
  Cost of sales .............................                -                -                -
                                                   -----------      -----------      -----------
    Gross profit ............................                -                -                -

Operating expenses
  General and administrative expenses .......            6,500                -           11,290
                                                   -----------      -----------      -----------
    Total operating expenses ................            6,500                -           11,290

Loss from operations ........................           (6,500)               -          (11,290)

Other income
  Interest income ...........................                -                -               65
                                                   -----------      -----------      -----------
    Total other income ......................                -                -               65
                                                   -----------      -----------      -----------

Net loss before income taxes ................           (6,500)               -          (11,225)

Provision for income taxes ..................                -                -                -
                                                   -----------      -----------      -----------

Net loss ....................................      $    (6,500)     $         -      $   (11,225)
                                                   ===========      ===========      ===========

Basic and diluted net loss per share ........      $     (0.00)     $         -
                                                   ===========      ===========

Weighted average number of shares outstanding        1,965,200        1,965,200
                                                   ===========      ===========

                                 See notes to financial statements

                                                26

                                     BASSET ENTERPRISES, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)

                           STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                            Common Stock                   Development
                                           $.001 Par Value     Additional     Stage
                                        --------------------    Paid In    Accumulated
                                          Shares      Amount    Capital      Deficit       Total
                                        ---------     ------     ------     --------      -------
Balance at June 4, 1999
 (date of inception) ..............             -     $    -     $    -     $      -      $     -
  Common stock issued for cash ....       689,700        690      2,760            -        3,450
  Net loss for the year ...........             -          -          -       (2,394)      (2,394)
                                        ---------     ------     ------     --------      -------
Balance December 31, 1999 .........       689,700        690      2,760       (2,394)       1,056

  Common stock issued for cash ....     1,211,000      1,211          -            -        1,211
  Net loss for the year ...........             -          -          -       (2,160)      (2,160)
                                        ---------     ------     ------     --------      -------
Balance December 31, 2000 .........     1,900,700      1,901      2,760       (4,554)         107

  Common stock issued for cash ....        64,500         64          -            -           64
  Net loss for the period .........             -          -          -         (171)        (171)
                                        ---------     ------     ------     --------      -------
Balance December 31, 2001 .........     1,965,200      1,965      2,760       (4,725)           -

  Net loss for the year ...........             -          -          -            -            -
                                        ---------     ------     ------     --------      -------
Balance December 31, 2002 .........     1,965,200      1,965      2,760       (4,725)           -

  Net loss for the year ...........             -          -          -            -            -
                                        ---------     ------     ------     --------      -------
Balance December 31, 2003 .........     1,965,200      1,965      2,760       (4,725)           -

  Net loss for the year ...........             -          -          -       (6,500)      (6,500)
                                        ---------     ------     ------     --------      -------
Balance December 31, 2004 .........     1,965,200     $1,965     $2,760     $(11,225)     $(6,500)
                                        =========     ======     ======     ========      =======

                                 See notes to financial statements

                                                27

                                     BASSET ENTERPRISES, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)

                                     STATEMENTS OF CASH FLOWS

                                                                                     Period from
                                                                                    June 4, 1999
                                                                                   (inception) to
                                                      Year ended December 31,        December 31,
                                                   ----------------------------    ---------------
                                                       2004             2003            2004
                                                   -----------      -----------    ---------------
Cash flows from operating activities:
  Net loss .......................................   $(6,500)         $     -         $(11,225)
  Adjustments to reconcile net loss to
   net cash used in operations:
    Changes in operating liabilities and assets:
      Stockholder receivable .....................         -                -                -
      Accrued liabilities ........................         -                -                -
                                                     -------          -------         --------
  Net cash used in operations ....................    (6,500)               -          (11,225)

Cash flows from financing activities:
  Increase in payable to stockholder .............     6,500                -            6,500
  Issuance of common stock .......................         -                -            4,725
                                                     -------          -------         --------
    Net cash provided by financing activities ....     6,500                -           11,225
                                                     -------          -------         --------

  Increase in cash and cash equivalents ..........         -                -                -

  Cash and cash equivalents, beginning of period .         -                -                -
                                                     -------          -------         --------
  Cash and cash equivalents, end of period .......   $     -          $     -         $      -
                                                     =======          =======         ========

Supplemental disclosures of cash flow information:
  Cash paid for interest .........................   $     -          $     -
                                                     =======          =======
  Cash paid for income taxes .....................   $     -          $     -
                                                     =======          =======

                                 See notes to financial statements

                                                28

                            BASSET ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF BUSINESS

         Basset Enterprises, Inc. (a development stage enterprise) (the Company) was formed on June 4, 1999 in the State of Nevada. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

         ESTIMATES AND ASSUMPTIONS

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

         LOSS PER SHARE

         Basic loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

         INCOME TAXES

         Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

         There is no provision for income taxes due to continuing losses. At December 31, 2004, the Company has net operating loss carryforwards for tax purposes of approximately $11,200, which expire through 2024. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

                            BASSET ENTERPRISES, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                          NOTES TO FINANCIAL STATEMENTS

2. PAYABLE TO STOCKHOLDER

        The Company's majority stockholder has paid expenses on behalf of the Company. Those expenses consisted solely of professional fees incident to maintaining corporate existence. At December 31, 2004, the Company owed $6,500 to the stockholder. The amount bears no interest and is payable on demand.

                                    PART III

Item 1.  INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

         Exhibit No.                    Document

         3.1(i)      Articles of Incorporation

         3.2(ii)     By-Laws

         3.3(i)      Amendment to Articles of Incorporation




                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


BASSET ENTERPRISES, INC.


By: /s/ Cosmo Palmieri
    ------------------
Cosmo Palmieri, President and acting Treasurer
June 13, 2005


By: /s/ Jose Acevedo
    ----------------
Jose Acevedo, Secretary
June 13, 2005